Exhibit 99.2

Yatra.com Provides Business Update

Gurugram, India and New York, June 5, 2020,— Yatra Online, Inc. (“Yatra”) (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today provided an update on its operations, business strategy and financial outlook.

On a standalone basis, Yatra has the strategic and financial resources required to continue its strategy to consolidate the Corporate Travel Services sector in India, where it is currently the largest provider. Yatra believes it has a strong financial position to support the Company over the coming quarters.

As of June 4, 2020, the Company had US$32.5 million in total available liquidity and its current monthly run-rate operating fixed cost was approximately US$1.2 million (excluding any litigation related expenses).

In the current environment, Yatra continues to focus on the following:

1.	Ensuring Sustainability of the Company’s Long Term Strategy

Over the last 18 months, Yatra has put in place significant cost cuts to improve efficiency and attain profitability. These actions have put Yatra in a strong position in the current environment and help ensure the sustainability of the Company’s long term strategy as the macro improves.

At the outset of FY20, Yatra began to further streamline operations, building on the steps taken in FY19, such as outsourcing of our call-center operations and optimizing marketing spend, among others. Initiatives such as headcount rationalization and reduction in customer promotions in B2C hotels further helped reduce the cost structure of the business. This resulted in the Company reporting positive Adjusted EBITDA of US$2.9 million in the December 2019 quarter.

Starting April 2020, the following cost reduction initiatives (“Cost Reduction Initiatives”) have been implemented, resulting in 58% fixed cost savings in May 2020 vs March 2020 and 70% savings as compared to March 2019.

Some of the Cost Reduction Initiatives include:

•	Reducing Management salaries by 50% and variable reduction in salaries of 25-75% across the board for the near term;

•	Freezing salary hikes;

•	Renegotiating supplier payment terms and conditions;

•	Renegotiating fixed costs like rent; and

•	Deferring non-critical capital expenditures.

In addition, marketing spend has been substantially reduced to better align with revenue.

The Company expects to release fourth quarter 2020 earnings in early July and anticipates providing additional updates at that time.

2.	Supporting Our Customers

Yatra is assisting its customers with changes to their travel arrangements through enhanced automation capabilities to assist a larger volume of travel rescheduling and cancellations and also providing customers with flexible conditions so they can defer/cancel their travel plans easily.

3.	Caring for our Employees

Yatra’s employees have been working remotely since March 23, 2020. The Company’s leading-edge technology has allowed it to effectively carry out all business operations remotely. The health and safety of our employees is of the utmost importance and we have put policies in place to ensure that this remains at the forefront as and when restrictions are removed and the economy opens up.

Safe Harbor Statement

Statements contained in this press release that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading consolidator of accommodation options, we provide real-time bookings for more than 108,000 hotels and homestays in India and over 1.5 million hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For further information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations and Corporate Development

ir@yatra.com